Exhibit 1

                                      HAVAS

--------------------------------------------------------------------------------

  Update at August 7th 2003 of the <<Document de reference>> for the financial year 2002 registered at the << Commission des Operations de Bourse >> at
                         May 6, 2003 under No D.03-0606

--------------------------------------------------------------------------------

I - CONSOLIDATED ACCOUNTS: APPENDIX

------------------------------------------------------
Note IV.6 Breakdown of receivable accounts by maturity
------------------------------------------------------

The following table adjusts the one included in the <<Document de reference>>.

-----------------------------------------------------------------------------------------------
          (In 000'(euro))                    TOTAL        < 1 year      1 to 5 years  > 5 years
-----------------------------------------------------------------------------------------------
Receivable accounts at Dec. 31,            1,842,699      1,829,852         10,199       2,648
-----------------------------------------------------------------------------------------------

---------------------------------------------
Note V.2 Breakdown of commitments by maturity
---------------------------------------------

The following note replaces the one included in the <<Document de reference>>.

Contractual obligations

------------------------------------------------------------------------------------------------------------------------------
                        (In 000'(euro))                       TOTAL             < 1 year        1 to 5 years       > 5 years
------------------------------------------------------------------------------------------------------------------------------
Financial debts (1)                                           1,459,445           186,044           818,811           454,590
------------------------------------------------------------------------------------------------------------------------------
Operating leases                                                744,224           112,162           359,175           272,887
------------------------------------------------------------------------------------------------------------------------------
Capital leases                                                   12,675             8,655             1,913             2,107
------------------------------------------------------------------------------------------------------------------------------
Acquisition of minority interests ("Buy-out") (2)               119,456            33,036            86,276               144
------------------------------------------------------------------------------------------------------------------------------
Total                                                         2,335,800           339,897         1,266,175           729,728
------------------------------------------------------------------------------------------------------------------------------

Other operating commitments

------------------------------------------------------------------------------------------------------------------------------
                        (In 000'(euro))                        TOTAL            < 1 year        1 to 5 years       > 5 years
------------------------------------------------------------------------------------------------------------------------------
Given
------------------------------------------------------------------------------------------------------------------------------
Other commitments (3)                                           30,431             16,295            14,136
------------------------------------------------------------------------------------------------------------------------------
Total                                                           30,431             16,295            14,136                 0
------------------------------------------------------------------------------------------------------------------------------
Received
------------------------------------------------------------------------------------------------------------------------------
Undrawn borrowing facilities                                   193,091            193,091
------------------------------------------------------------------------------------------------------------------------------
Other commitments (3)                                           10,426              5,243             5,183
------------------------------------------------------------------------------------------------------------------------------
Total                                                          203,517            198,334             5,183                 0
------------------------------------------------------------------------------------------------------------------------------

(1) The nature of the financial debt breakdown by maturity shown above is detailed in note IV. 11.

(2) In connection with all acquisitions where the Group purchases a controlling stake and has entered into buy-out agreements to subsequently acquire minority shareholders' interests, the Group would grant to minority shareholders put options which could be exercised at certain dates in the future, and at price determined by formulae corresponding to normal market prices. The agreements are designed to establish a long-term partnership with the manager(s) who will have become the minority interests.

The above breakdown by maturity was based upon the estimated date of exercise of the put options.

(3) Other commitments relate to the acquisition of exclusive marketing rights from soccer clubs for periods generally ranging from one to seven years. These rights are then re-sold to sponsors. The payments are to be made on a monthly basis.

Within Havas Group, all material off balance sheet commitments according to the applicable accounting rules and principles have been disclosed.

-----------------------------------------
Note V.3 Derivative financial instruments
-----------------------------------------

Foreign currency risk:

After the first paragraph, the following is added:

For illustration purposes, a decrease of 1% in the US Dollar and British pound against Euro would reduce the Group's revenue approximately by (euro)8.7 million and (euro)3.8 million respectively, based on a reported revenue of (euro)1,987 million.

II - ADDITIONAL INFORMATION

A) - SHARE CAPITAL (page 107 of the <<Document de reference>>)

The Company's share capital at December 31, 2002 amounted to
(euro)122,087,611.20, divided into 305,219,028 shares of common stock with a par value of (euro)0.40, all fully paid-up.

At July 31, 2003, as a result of the exercise of Snyder Communications Inc. SNC stock options, and the conversion of some 1% December 2000 / January 2006 convertible bonds, the share capital amounted to (euro)122,089,751.60, divided into 305,223,929 shares of common stock with a par value of (euro)0.40, all fully paid-up.

B ) - STOCK MARKET INFORMATION (from pages 112 to 118 of the <<Document de reference>>)

General information / Listing

Havas shares are listed on the Premier Marche of Euronext Paris SA and are eligible for the SRD deferred settlement service. Havas shares are also listed on the NASDAQ in the form of ADRs.

As of December 31, 2002, the weighting of Havas shares in French equity indexes was as follows: SBF 80: 0.9132%; SBF 120: 0.1498%; SBF 250: 0.1381%. It is also included in the Euronext 100 index.

The shares are listed under ISIN code FR0000121881 with the symbol HAV. Shares issued between January 1 and the ex-dividend date, on conversion of "OCEANE" bonds and on exercise of stock options are listed on a separate line under ISIN code FR0000067803 up to the ex-dividend date. The shares carry rights to the dividend for the year in which the bonds are converted or the options are exercised, but not the dividend paid out of the previous year's income.

Shares issued in exchange for SNC and Circle.com shares issued on exercise of options granted by Snyder Communications, Inc. carry rights to the dividend paid in the year of issue and are therefore listed under ISIN code FR0000121881.

Convertible and/or exchangeable bonds (<< OCEANE >>)

o 1% OCEANE February 1999 / January 2004:
-----------------------------------------

In February 1999, the Board of Directors used the authorization given at the General Shareholders' Meeting of May 27, 1998 to issue 1,223,405 << OCEANE >> convertible and/or exchangeable bonds.

At December 31, 2002, 454,017 bonds were outstanding, convertible/exchangeable for 9,261,947 shares.

From June 18, 2003, as a result of the payment of a net dividend of (euro)0.09 per share, partially taken out of reserves, the conversion/exchange ratio is adjusted from 20.4 Havas shares per one bond to 20.696 Havas shares per one 1% 1999/2004 bond under ISIN code FR0000180713; as a consequence, the potential number of shares to be issued on conversion of the 454,017 outstanding bonds is 9,396,336.

These bonds have been listed since February 12, 1999 on the Paris Premier Marche, now named the Premier Marche of Euronext Paris SA.

The characteristics of the bonds, since the stock-split, are as follows:

Listed on                         Premier Marche of Euronext Paris SA

ISIN code                         FR0000180713

Face value                        (euro)188

Annual coupon rate                1%

Redemption price at maturity      (euro)195.13

Date of issue                     February 12, 1999

Total life                        4 years and 323 days
                                  due: January 1, 2004

Gross yield to maturity           1.75%

Conversion                        Between February 12, 1999 and the 7th business
                                  day preceding the maturity day

                                  20 shares per bond up to June 10, 2002
                                  20.40 shares per bond between June 11, 2002
                                  and June 17, 2003

                                  20.696 shares per bond from June 18, 2003

Early redemption                  Between January 1, 2002 and December 31, 2003
                                  if the average Havas closing share price quoted over 20 consecutive trading days selected from among the 40 trading days that precede the announcement of early redemption multiplied by the conversion ratio exceeds
                                  115% of the redemption price

o 1% OCEANE December 2000 / January 2006:
-----------------------------------------

In December 2000, the Board of Directors used the authorization given at the General Shareholders' Meeting of May 23, 2000 to issue 32,817,012 "OCEANE" convertible and/or exchangeable bonds.

At December 31, 2002, 31,474,966 bonds were outstanding, convertible/exchangeable for 32,104,465 shares.

Since the beginning of 2003, the Group has repurchased 5,290,000 bonds for a total amount of (euro)109.6 million representing a total face value of
(euro)114.3 million for cancellation. At the present time, 26,184,966 bonds are outstanding.

From June 18, 2003, as a result of the payment of a net dividend of (euro)0.09 per share, partially taken out of reserves, the conversion/exchange ratio is adjusted from 1.02 Havas shares per one bond to 1.035 Havas shares per one 1% 2000/2006 bond under ISIN code FR0000180747; as a consequence and after the conversion of 158 bonds in July 2003, the potential number of shares to be issued on conversion of the 26,184,808 outstanding bonds is 27,101,276.

These bonds have been listed since December 22, 2000 on the Premier Marche of Euronext Paris SA.

The characteristics of the bonds are as follows:

Listed on                         Premier Marche d'Euronext Paris SA

ISIN code                         FR0000180747

Face value                        (euro)21.60

Annual coupon rate                1%

Redemption price at maturity      (euro)25.44

Date of issue                     December 22, 2000

Total life                        5 years and 10 days
                                  due: January 1, 2006

Gross yield to maturity           4.25%

Conversion                        Between December 22, 2000 and the 7th business
                                  day preceding the maturity day

                                  1 share per bond up to June 10, 2002

                                  1.02 shares per bond between June 11, 2002
                                  and June 17, 2003

                                  1,035 shares per bond from June 18, 2003

Early redemption                  Between January 1, 2004 and December 31, 2005
                                  if the average Havas closing share price quoted over 20 consecutive trading days selected from among the 40 trading days that precede the announcement of early redemption multiplied by the conversion ratio exceeds
                                  115% of the redemption price

o 4% OCEANE May 2002 / January 2009:
------------------------------------

In May 2002, the Board of Directors used the authorization given at the General Shareholders' Meeting of May 22, 2001 to issue 41,860,465 "OCEANE" convertible and/or exchangeable bonds.

At December 31, 2002, 41,860,465 bonds were outstanding, convertible/exchangeable for 42,697,674 shares.

From June 18, 2003, as a result of the payment of a net dividend of (euro)0.09 per share, partially taken out of reserves, the conversion/exchange ratio is adjusted from 1.02 Havas shares per one bond to 1.035 Havas shares per one 4% 2002/2009 bond under ISIN code FR0000188476, as a consequence, the potential number of shares to be issued on conversion of the 41,860,465 outstanding bonds is 43,325,581.

These bonds have been listed since May 22, 2002 on the Premier Marche of Euronext Paris SA.

The characteristics of the bonds, are as follows:

Listed on                         Premier Marche d'Euronext Paris SA

ISIN code                         FR0000188476

Face value                        (euro)10.75

Annual coupon rate                4%

Redemption price at maturity      (euro)10.75

Date of issue                     May 22, 2002

Total life                        6 years and 224 days
                                  due: January 1, 2009

Gross yield to maturity           4.00%

Conversion                        Between May 22, 2002 and the 7th business day
                                  preceding the maturity day

                                  1 share per bond up to June 10, 2002

                                  1.02 shares per bond between June 11, 2002 and June 17, 2003

                                  1.035 shares per bond from June 18, 2003

Early redemption                  at the initiative of the issuer:
                                  -------------------------------
                                  Between January 1, 2005 and December 31, 2008 if the average Havas closing share price quoted over 20 consecutive trading days selected from among the 40 trading days that precede the announcement of early redemption multiplied by the conversion ratio exceeds
                                  125% of the bonds' face value

                                  at the initiative of the bondholders:
                                  ------------------------------------
                                  on January 1, 2006 at par plus accrued
                                    interest

Share and bond prices and trading volumes

Havas shares (ISIN code FR0000181881)

(source: Euronext Paris SA - June 2003)

--------------------------------------------------------------------------------
                                       Trading
                      Trading          volume      Close        High       Low
                       volume         In M(euro)  In(euro)   In(euro)   In(euro)
-------------------------------------------------------------------------------
2001    January      34,345,573         558.95     15.89       18.50     14.05
        February     19,092,183         295.06     15.20       16.45     14.85
        March        32,608,310         490.48     13.66       16.59     13.25
        April        22,979,787         316.45     14.88       15.20     12.05
        May          32,311,256         501.42     15.61       16.60     14.30
        June         92,404,141        1345.77     13.00       16.20     11.98
        July         29,136,386         331.48     11.91       13.57     10.20
        August       22,406,240         248.31     10.20       12.55     10.00
        September    43,365,710         337.41      6.70       10.22      5.96
        October      45,062,379         323.42      8.25        9.55      5.30
        November     38,486,934         351.19      8.45       10.00      8.10
        December     30,591,240         260.83      8.13        9.70      7.76
-------------------------------------------------------------------------------
2002    January      38,160,709         339.68      8.55        9.58      8.05
        February     28,758,002         240.43      8.79        8.85      7.82
        March        44,762,177         451.58     10.33       11.00      8.65
        April        35,247,849         338.49      8.30       10.94      8.01
        May          61,331,082         502.03      7.90        8.77      7.52
        June         64,695,521         433.89      6.23        8.09      5.30
        July         41,188,452         225.96      5.15        6.49      4.40
        August       48,947,749         220.73      4.45        5.26      3.83
        September    47,968,496         173.42      3.40        4.60      2.80
        October      49,737,515         194.66      4.60        4.60      3.03
        November     51,240,124         242.98      5.38        5.58      4.12
        December     49,145,313         225.83      3.70        5.92      3.64
-------------------------------------------------------------------------------
2003    January      47,923,536         192.18      3.71        4.38      3.53
        February     43,732,385         138.85      2.75        3.82      2.54
        March        73,627,032         193.38      2.42        3.12      2.07
        April        81,543,735         247.57      3.40        3.65      2.37
        May          89,729,165         326.46      4.01        4.18      3.12
        June         67,090,458         274.00      3.89        4.32      3.78

HAVAS ADS (code HADV) on The NASDAQ
(source Nasdaq)

--------------------------------------------------------------------------------
                                     Trading
                      Trading       volume        Close      High      Low
                      volume        In USD       In USD     In USD    in USD
--------------------------------------------------------------------------------
2001    January      5,138,015    465,061,444    14.500     17.203    13.125
        February     1,107,888    390,726,009    13.750     15.188    13.375
        March        1,631,828    303,039,560    11.641     15.250    11.625
        April          659,284    328,873,440    12.960     13.460    11.000
        May          2,055,930    247,903,590    13.150     14.125    12.710
        June           422,796    207,315,560    10.880     13.870    10.410
        July           565,606    195,750,252    10.200     11.410     8.820
        August         379,975    176,970,949     9.050     10.880     8.950
        September      332,900    145,566,804     6.000      9.000     5.300
        October        496,195    175,232,036     7.410      8.440     4.850
        November       445,687    160,689,348     7.250      8.710     7.210
        December       380,990    157,308,847     7.250      8.640     6.750
--------------------------------------------------------------------------------
2002    January        797,110    143,460,004     7.550      8.440     7.010
        February       470,501    137,259,060     7.500      7.500     6.700
        March        1,344,835    154,729,278     9.020      9.490     7.500
        April          469,815    132,062,760     7.730      9.390     7.290
        May            261,511    126,244,978     7.440      8.040     7.120
        June           361,101     98,102,212     6.091      7.590     5.400
        July           309,613     92,785,488     5.050      6.211     4.350
        August         405,639     86,240,207     4.750      5.190     3.741
        September      471,462     68,705,768     3.790      4.730     2.750
        October        446,677     79,260,854     4.500      4.500     2.960
        November       344,733     97,907,611     5.540      5.600     4.200
        December       237,591     70,457,901     3.970      5.800     3.700
--------------------------------------------------------------------------------
2003    January        893,839     69,126,270     3.949      4.600     3.750
        February       602,284     53,291,967     3.140      4.000     2.760
        March          326,136     43,766,635     2.580      3.360     2.260
        April          262,017     54,198,021     3.680      4.010     2.580
        May            203,178     69,222,263     4.750      4.940     3.430
        June           225,500     65,585,928     4.459      5.039     4.260

<< OCEANE >> convertible/exchangeable bonds

<< OCEANE >> 1% February 1999 / January 2004
(ISIN code FR0000180713)
(source: Euronext Paris SA)

--------------------------------------------------------------------------------
                                     Trading
                      Trading      volume          Close        High       Low
                      volume      In (euro)       In(euro)   In(euro)   In(euro)
------------------------------------------------------------------------------
2001   January        24,487    12,711,407.00     325.00      350.50    272.00
       February        1,203       609,602.80     311.00      325.00    290.50
       March          20,744    10,699,126.71     280.00      324.00    252.00
       April           5,773     1,727,686.35     310.00      310.00    240.00
       May             8,563     3,831,216.58     317.50      360.00    284.00
       June            6,879     1,868,598.80     319.00      330.00    240.00
       July              522       125,742.60     240.00      319.00    197.10
       August            797       190,611.43     235.00      265.00    220.00
       September       4,244       810,606.32     188.00      226.90    181.80
       October        10,116     2,770,966.68     210.00      215.00    175.99
       November        9,799     2,518,301.43     220.00      230.00    200.00
       December       19,320     4,099,781.59     215.40      224.00    190.00
-------------------------------------------------------------------------------
2002   January         6,254     1,284,097.24     215.00      217.50    192.50
       February          681       139,032.06     210.00      215.50    198.00
       March          14,102     2,997,817.21     219.90      228.00    201.00
       April           2,490       543,133.68     212.00      223.00    205.00
       May               844       169,899.11     204.80      210.00    193.20
       June              831       152,383.82     184.00      205.00    175.60
       July            9,725     1,750,355.57     180.00      187.00    171.30
       August          6,062     1,050,509.35     186.00      193.00    167.00
       September      30,972     6,432,188.19     177.00      192.60    175.00
       October         1,672       304,377.60     189.50      200.00    178.60
       November        3,207       597,946.01     198.79      202.00    185.60
       December          582       110,354.27     192.00      195.99    178.01
-------------------------------------------------------------------------------
2003   January         8,975     1,691,855.62     186.00      195.00    184.00
       February        3,310       627,948.65     190.20      191.00    186.00
       March           6,069     3,404,225.65     191.00      195.00    188.05
       April           1,415       286,443.20     193.00      193.00    190.40
       May            14,052     4,645,975.35     190.10      193.50    188.00
       June              492        94,528.40     193.25      193.25    191.20

<< OCEANE >> 1% December 2000 / January 2006

(ISIN code FR0000180747)
(source: Euronext Paris SA)

--------------------------------------------------------------------------------
                                     Trading
                     Trading       volume          Close        High       Low
                      volume      In (euro)       In(euro)   In(euro)   In(euro)
------------------------------------------------------------------------------
2001   January     1,426,483    38,957,915.72      22.70       24.30     21.70
       February      365,484     8,206,502.41      22.25       22.90     22.00
       March         739,603    22,434,458.53      21.74       23.65     21.35
       April         305,128    23,538,084.94      22.30       22.45     21.07
       May           366,157     9,680,265.26      22.50       23.30     21.55
       June          261,663     6,601,523.55      21.50       22.80     21.15
       July          545,267    18,492,202.56      21.25       21.84     20.10
       August        162,341     3,499,744.60      21.40       22.40     20.90
       September     354,714     9,162,654.40      19.80       21.85     19.00
       October       538,103    28,000,863.28      20.65       21.70     19.90
       November       25,801     3,533,739.73      21.50       22.10     20.50
       December      126,284     7,165,661.60      20.97       21.90     20.00
-------------------------------------------------------------------------------
2002   January       107,129     7,236,617.32      20.70       21.30     20.00
       February      452,485    14,366,962.44      20.69       20.90     20.00
       March         393,497    19,412,813.99      21.10       21.85     20.50
       April         191,167     4,128,456.01      20.75       22.00     20.50
       May            60,631     2,500,063.91      20.69       21.95     20.30
       June           43,688       881,753.89      19.90       20.99     19.00
       July          119,037     3,406,180.49      18.50       20.45     16.78
       August        313,794    25,258,038.57      18.10       19.00     17.05
       September     183,227    18,546,682.99      18.10       19.20     16.50
       October       425,486    23,199,808.42      19.75       19.95     17.60
       November      399,634     9,605,752.08      20.15       21.65     19.50
       December      188,711    12,446,091.41      20.55       21.20     20.20
-------------------------------------------------------------------------------
2003   January       293,716     9,173,348.82      20.91       21.75     20.33
       February      519,000    15,898,949.34      20.35       21.20     20.24
       March         858,726    68,094,533.53      21.00       21.00     19.60
       April         153,354   119,860,701.24      22.40       22.40     20.80
       May            88,789     4,438,757.98      22.78       22.80     21.66
       June          200,421    17,270,530.26      23.20       23.50     22.70

<< OCEANE >> 4% May 2002 / January 2009

(ISIN code FR0000188476)
(source: Euronext Paris SA)

--------------------------------------------------------------------------------
                                     Trading
                     Trading       volume          Close        High       Low
                      volume      In (euro)       In(euro)   In(euro)   In(euro)
------------------------------------------------------------------------------
2002   May (*)       217,718     2,390,262.25      11.10       11.20     10.92
       June           97,662     2,295,641.98      10.78       11.20     10.30
       July          658,633     6,481,074.25      10.70       10.80      9.65
       August         62,181       529,462.06       9.25       10.85      7.90
       September      90,459     5,969,384.46       8.50        9.55      7.70
       October       270,271    15,035,549.98       9.49       10.20      8.10
       November      177,577     5,613,473.28      10.15       10.59      9.35
       December      379,623     8,254,819.83       9.90       10.55      9.70
-------------------------------------------------------------------------------
2003   January       825,267     8,064,203.57       9.60       10.40      9.60
       February      608,996     6,641,765.53       9.40        9.95      9.26
       March       1,547,484    22,165,943.50       9.35        9.60      9.10
       April         524,204     9,485,022.60      10.50       10.50      9.40
       May           837,376    11,641,914.71      10.60       10.60     10.35
       June          137,343     8,718,893.07      11.00       11.00     10.61

(*) Quoted for the first time on May 22, 2002

C) - INSURANCE - COVERING OF CONTINGENT RISKS LIABLE TO BE INCURRED BY THE ISSUER (page 122 of the <<Document de reference>>)

After the second paragraph, the following detailed information is added:

      o Property damage and business interruption are covered up to(euro)80 million per year by a 2002 annual insurance premium of(euro)1,480,000 allocated to the Group's operating entities.

      o Public and professional liability of our agencies is covered up to(euro)22.8 million per year by a 2002 annual insurance premium of
            (euro)1,231,000 allocated to the Group's operating entities.

      o Fraud and crime, including information technology fraud, are covered up to (euro)7.7 million per year by a 2002 annual insurance premium of (euro)58,000 allocated to the Group's four operating Divisions. The worldwide program does not include the US entities which are covered by local programmes.

      o Directors' and officers' liability is covered up to US $50 million per year by an insurance premium of US $180,000 (from 07.01.02 to 06.30.03) allocated to the Group's four operating Divisions and HAVAS SA.

The insurance premiums mentioned above do not include local insurance taxes, nor any premiums paid in certain cases when the risk is to be covered locally.

D) - STOCK SUBSCRIPTION AND PURCHASE OPTIONS (page 124 and 125 of the <<Document de reference>>)

In 2002, the Company set up two new stock option plans for selected employees and executive directors of Havas and its subsidiaries. A total of 6,131,285 options were granted under these plans, including 6,100,000 at an exercise price of (euro)8.60 and 31,285 at an exercise price of (euro)4.85.

During 2002, 880,949 options were exercised. Detailed information about the various stock option plans currently in progress is provided below.

On March 24, 2003, 2,710,250 options at an exercise price of (euro)2.70 per share were granted.

From June 18, 2003, as a result of the payment of a net dividend of (euro)0.09 per share, partially taken out of reserves, subscription option prices as well as numbers of options granted have been adjusted; as a consequence, the potential number of shares to be issued is 30,850,526.

On July 4, 2003, 315,000 options for an exercise price of (euro)4.03 per share were granted.

STOCK SUBSCRIPTION AND PURCHASE OPTIONS

----------------------------------------------------------------------------------------------------------------------------
                                           12/05/1996    06/19/1997    03/05/1998    02/25/1999    06/17/1999    09/30/1999
                                              Plan          Plan          Plan          Plan          Plan          Plan
Date of Shareholders' Meeting              06/27/1996    06/19/1997    06/19/1997    06/19/1997    06/19/1997     06/19/1997

Date of Board Meeting                      12/05/1996    06/19/1997    03/05/1998    02/25/1999    06/17/1999     09/30/1999

Total number of shares under option         2,578,009     6,217,896     1,633,143       734,602       309,877        206,866
(1)

o/w Number of shares under options
held by executive directors                 1,013,182     3,181,477       383,252       335,440             -              -

 Number of grantees                                 3             5             2             2             -              -

Starting date of exercise period           12/05/1996    06/19/2002    03/05/1998    02/25/1999    01/01/2000     01/01/2000

Expiry date of exercise period             12/31/2003    06/19/2004    12/31/2004    02/24/2006    06/16/2006     09/29/2006

Exercise price (1)                               4.09          4.45          6.13          7.37          8.79          10.49

Discount                                           5%            5%            5%            5%            5%             5%

Vesting rules                                       -             -             -             -

Number of options exercised as of           1,472,580             -       386,645             -        20,000              -
06/30/2003

Number of options lapsed as of                                                            6,000
06/30/2003

Number of options outstanding as of         1,105,429     6,217,896     1,246,498       728,602       289,877        206,866
06/30/2003
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
                                           12/02/1999    03/02/2000    05/23/2000    10/23/2000    03/01/2001     05/22/2001
                                              Plan          Plan          Plan          Plan          Plan           Plan
Date of Shareholders' Meeting              06/19/1997    06/17/1999    06/17/1999    06/17/1999    05/23/2000     05/23/2000

Date of Board Meeting                      12/02/1999    03/02/2000    05/23/2000    10/23/2000    03/01/2001     05/22/2001

Total number of shares under option           893,698       919,078       413,737     4,075,311     4,586,435      3,479,775
(1)

o/w Number of shares under options
held by executive directors                   517,471       298,150       413,737             -     1,545,135         97,277

 Number of grantees                                 2             2             1             -             7              1

Starting date of exercise period           01/01/2000    01/01/2001    05/23/2000    10/23/2000    03/01/2001     01/01/2002

Expiry date of exercise period             12/01/2006    03/01/2007    05/22/2007    10/22/2007    02/29/2008     05/21/2008

Exercise price (1)                              15.17         26.72         24.17         17.16         14.98          14.35

Discount                                           5%            0%            0%            0%            0%             0%

Vesting rules                                                                   -                         (3)            (4)

Number of options exercised as of              24,000             -             -             -             -              -
06/30/2003

Number of options lapsed as of                 20,000                                   706,787       710,713        325,377
06/30/2003

Number of options outstanding as of           849,698       919,078       413,737     3,368,524     3,875,722      3,154,398
06/30/2003
----------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------
                                           02/14/2002      12/12/2002    03/24/2003     07/04/2003
                                             Plan (2)         Plan           Plan          Plan
Date of Shareholders' Meeting              05/22/2001      05/22/2001    05/22/2001     05/23/2002

Date of Board Meeting                      02/14/2002      12/12/2002    03/24/2003     07/04/2003

Total number of shares under option         6,306,768          31,680     2,740,980        315,000
(1)

o/w Number of shares under options
held by executive directors                 1,476,219               -       202,248        300,000

 Number of grantees                                 7               -             1              1

Starting date of exercise period           01/01/2003      01/01/2003    03/24/2004     07/04/2004

Expiry date of exercise period             02/13/2009      12/11/2009    03/24/2010     07/04/2013

Exercise price (1)                               8.31            4.79          2.67           4.03

Discount                                           0%             0 %           0 %            0 %

Vesting rules                                     (5)             (6)           (7)            (8)

Number of options exercised as of                   -               -             -              -
06/30/2003

Number of options lapsed as of                605,227               -             -              -
06/30/2003

Number of options outstanding as of         5,701,541          31,680     2,740,980        315,000
06/30/2003
--------------------------------------------------------------------------------------------------

(1) As a result of the payment of the 2002 dividend partially taken out of reserves, on June 18, 2003, the number of options and the exercise prices were adjusted
(2) This plan includes grants under two separate programs: the second half of the 2001 option program and the first half of the 2002 option program
(3) 197,306 of these options became exercisable from 03/01/2001, 1,463,043 in 2002, 1,463,043 are exercisable in 2003 and the remainder in 2004
(4) 1,159,925 of these options became exercisable in 2002, 1,159,925 are exercisable in 2003 and the remainder in 2004
(5) 2,102,256 of these options become exercisable in 2003, 2,102,256 in 2004 and the remainder in 2005
(6) 10,560 of these options are exercisable in 2003, 10,560 in 2004, and the remainder in 2005
(7) 913,660 of these options will become exercisable on 03/24/2004, 913 660 on 03/24/2005, and the remainder on 03/24/2006
(8) 105,000 of these options will become exercisable on 07/04/2004, 105,000 on 07/04/2005, and the remainder on 07/04/2006

Options on SNC and Circle.com shares granted by of Snyder Communications, Inc.

SNYDER COMMUNICATIONS, Inc. granted options on SNC and Circle.com shares. If all of the options outstanding at December 31, 2002 were to be exercised, this would result in the issuance of 5,800,723 Havas shares.

At June 30, 2003, the potential number of Havas shares to be issued as a result of the exercise of SNC options is 3,200,532 after deduction of terminated options and the issue of 4,738 Havas shares as a result of the exercise of options during the first half year 2003.

At June 30, 2003, the potential number of Havas shares to be issued as a result of the exercise of Circle.com options is 106,527 after deduction of options terminated during the first half year 2003.

E) - POTENTIAL DILUTION

The Havas average share closing price over July 2003 ((euro)4.09) with a 10% premium equals (euro)4.50, which can be considered as a price "close to the money".

Assuming this price of (euro)4.50, only 4,201,250 shares would be issued on exercise of the stock subscription options, which correspond to 1.38% of existing capital.

The three "OCEANE" convertible bonds are "out of the money" according the same assumption, and as a consequence are not dilutive.

STATEMENT BY THE PERSON RESPONSIBLE FOR THE <<DOCUMENT DE REFERENCE>>

To the best of my knowledge, the information contained in the <<Document de reference>> registered at the "Commission des Operations de Bourse" (French stock market authority) on May 6, 2003 and the present update are true; they include all information required to allow investors to form an opinion on the assets and liabilities, business, financial position, results and outlook of HAVAS. No information has been omitted that would be likely to alter an investor's opinion.

                                    The Chairman and Chief Executive Officer
                                    Alain de POUZILHAC

AUDITORS' OPINION (translated from French into English with no requirement for signature)

As the Statutory Auditors of Havas and as required by << Commission des Operations de Bourse >> Regulation COB 98-01, we have verified the information on the financial position and the historical financial statements provided in this << Document de reference >> and its update registered at "Commission des Operations de Bourse" on May 6, 2003 under No D.03-0606, in accordance with the auditing standards generally accepted in France.

This "Document de reference" is the responsibility of the Chairman of the Board. Our responsibility is to report on the fairness of the information presented in this "Document de reference" relating to the financial position and the accounts.

On April 30, 2003, the "Document de reference" was subject to our opinion. No observation was made regarding the fairness of the information about the financial position and the accounts included in this document.

Our procedures, which were performed in accordance with the professional standards applied in France consisted of:

      - verifying that no event subsequent to our opinion could call into question the fairness of the information about the financial position and the accounts included in the "Document de reference",

      - assessing the fairness of the information about the financial position and the accounts included the updated "Document de reference" and verifying that this information agrees with the audited financial statements, reading the other information contained in the updated "Document de reference" in order to identify any material inconsistencies with the information about the financial position and the accounts, and reporting any clear misstatement identified on the basis of our overall knowledge of the Company, as acquired during our assignment. The updated "Document de reference" does not include forecast data.

We audited the financial statement of the Company and the Group for the years ended December 31, 2000, 2001 and 2002, as approved by the Board of Directors. Our audits were performed in accordance with the professional standards applied in France. Our reports on those financial statements were free of qualifications. They included the following observations:

      - our report on the consolidated financial statements for the year ended December 31, 2000 referred to the change of accounting method resulting from the adoption of standard CRC 99-02 and our report on the consolidated financial statements for the year ended December 31, 2002 refers to a change in the presentation of the income statement and the uncertainty concerning the possible consequences of a client bankruptcy described in note VI-4 to the consolidated financial statements;

      - our report on the financial statement of the Company at December 31, 2001 referred to note III-2 to the financial statements describing the write down of shares in Snyder Communications, Inc.

Based on the procedures described above, we have nothing to report as to the fair presentation of the information provided on the financial position and the historical financial statements contained in the "Document de reference" and its present update.

                              PARIS, April 30, 2003

  Yves LEPINAY & Associes << FIDINTER>>                  Francois BOUCHON


             Yves LEPINAY
          Jean-Yves LEPINAY

                               Statutory Auditors
                     Members of Compagnie Regionale de PARIS

EXTRACT OF SLIDES PRESENTED DURING THE FINANCIAL MEETING ON ANNUAL RESULTS ON MARCH 6, 2003

                              Relative Performance

                --------------------------------------------------
                                                    Organic Growth

                                                         2002
                --------------------------------------------------

                OMNICOM                                  2.8%

                PUBLICIS + BCom 3                       -3.9%

                --------------------------------------------------
                HAVAS                                   -5.8%
                --------------------------------------------------

                WPP                                     -5.9%

                INTERPUBLIC                             -7.7%

                CORDIANT (estimated)                   -11.0%

Source: Companies/analysts

                               Revenue by Region

                          ---------------------------------------------
                            2002       2001          Q4       Full Year
                          (Euro)M    (Euro)M     % organic    % organic
                          ---------------------------------------------

        ---------------------------------------------------------------
        TOTAL              1,987      2,241        -6.7%         -5.8%
        ---------------------------------------------------------------

        Europe               976      1,083       -11.4%         -5.7%
        ---------------------------------------------------------------

        North America        868        980        -1.5%         -7.2%
        ---------------------------------------------------------------

        Asia Pacific          76         95        +6.3%         +5.2%
        ---------------------------------------------------------------

        Latin America         67         83        -3.0%         +0.5%
        ---------------------------------------------------------------

                              Revenue by Discipline

                          ---------------------------------------------
                            2002       2001          Q4       Full Year
                          (Euro)M    (Euro)M     % organic    % organic
                          ---------------------------------------------

        ---------------------------------------------------------------
        TOTAL              1,987      2,241        -6.7%         -5.8%
        ---------------------------------------------------------------

        Advertising          754        881        -0.2%         -6.6%
        ---------------------------------------------------------------

        Marketing Services
        & Media            1,233      1,360       -10.4%         -5.3%
        ---------------------------------------------------------------

                        New Business Performance in 2002

                -----------------------------------------------
                             CSFB ranks Havas no 1
                for New Business as a % of advertising billings
                -----------------------------------------------

                                         % of 2002 estimated
                                            ad billings
                                         -------------------
                   HAVAS                         8.5
                   -----------------------------------------
                   WPP                           7.0
                   -----------------------------------------
                   OMNICOM                       4.6
                   -----------------------------------------
                   INTERPUBLIC                   3.5
                   -----------------------------------------
                   PUBLICIS                      1.5
                   -----------------------------------------
                   CORDIANT                    -18.0
                   -----------------------------------------

Source: CSFB New Business Monitor January 14, 2003

                              New Business in 2002

6 large, global budgets won:

      ADVERTISING: Reckitt Benckiser, Yahoo, Bearing Point (KPMG)
      MARKETING SERVICES: Nestle Beverages
      MEDIA: Reckit Benckiser, Geox

* development of sectors other than TMT, representing 90% of New Business won

*     50 new budgets won in the health sector

* strong development of existing clients by geographical or discipline cross fertilization: Peugeot (22 new budgets), France Telecom, L'Oreal, Danone, Air France

*     key local or regional brands won:

      *ADVERTISING: McDonald's, Boston Market, Dunlop, Coors, Prudential, Sony, LG Electronic

      *MARKETING SERVICES: Citigroup, Stanley Tools, Automobile Association, Nokia, Barclays, Michelin, Brahma

      *MEDIA: Banco Santander, DHL, Turespana

*     key losses:

      *Procter & Gamble, Isuzu, Belgacom, Macquarie Bank

                           2002 New Business Billings

                   o Wins          : (Euro) 2.9 billion

                   o Losses        : (Euro) (1.3) billion

                   o Net           : (Euro) 1.6 billion


                         Net new business by discipline

  [The following table was depicted as a pie chart in the printed material.]

                                                       2002

                       Marketing Services              52%
                       Traditional Advertising         26%
                       Media Services                  22%

PRESS RELEASE ISSUED ON MAY 13, 2003

                             HAVAS 1st Quarter 2003:

                          o Billings: (euro)2.7 billion

                          o Revenue: (euro)402 million

                          o Organic Growth: - 5.8%

Havas announces first quarter billings of (euro)2.7 billion and revenue of
(euro)402 million.

Excluding the effects of changes in exchange rate and scope, the organic change was -5.8%.

Excluding the effects of changes in exchange rate, before scope changes, revenue was down 8.6%. The negative 12.2 % exchange rate impact resulted primarily from an 18.4% decline in the dollar relative to the euro between Q1 2002 and Q1 2003.

      I. Analysis of the 1st quarter 2003

The first quarter 2003 figures reflect the uncertain geo-political climate. The evolution in organic growth was more negative in March than in the first two months of the year, particularly in speciality communications and in marketing services and mainly in the USA and the UK, which together represent approximately two thirds of Group revenue.

This significant drop in March, mainly in these two countries, results largely from a certain number of clients suspending some "one-off" communications initiatives when the war began in Iraq.

These reductions are generally unrelated to those that took place in the UK in the last quarter 2002 because they primarily involve different clients and sectors.

Q1 2003 performance should be considered in the context of the same period last year, which was down by 5.5% compared to the first quarter 2001, a better performance than most of our principal competitors.

Analysis of the 1st quarter figures shows a number of moderately positive signs, due in part to the rapid outcome of the Iraq conflict:

      >> In sequential terms, the evolution of the first quarter (-5.8%) shows an improvement following a negative trend of 6.7% in the fourth quarter 2002.

      >> Both the American market and traditional advertising appear relatively stable.

      >> The Group's 20 most significant accounts have grown over the same period.

      >> Clients in the healthcare sector remain dynamic, despite a slight decline in the quarter due primarily to timing differences of some expenditure. We do not believe this will impact the positive outlook for the year in a sector in which Havas is strongly positioned and continues to develop through major new business wins (e.g. Aventis).

      >> The outlook for the consumer goods sector, in which the Group has strengthened its position with Reckitt Benckiser, also remains promising.

While these positive factors seem to indicate that performance over the coming months is likely to be stable, they do not alter the general consensus that an industry recovery will not occur before 2004.

                          Analysis by geographical zone

                               -------------------------------------------------
                                 Revenue        Revenue        Organic Growth
             ((euro)million)      Q1-03          Q1-02         Q1-03 vs Q1-02
--------------------------------------------------------------------------------
Europe                             197            232              -10.0%
--------------------------------------------------------------------------------
North America                      179            235              -2.6%
--------------------------------------------------------------------------------
South America                       11            20               -10.2%
--------------------------------------------------------------------------------
Asia-Pacific                        14            15               +13.3%
--------------------------------------------------------------------------------
TOTAL                              402            501              -5.8%
--------------------------------------------------------------------------------

                             Analysis by discipline

--------------------------------------------------------------------------------
                                 Revenue        Revenue        Organic Growth
             ((euro)million)      Q1-03          Q1-02         Q1-03 vs Q1-02
--------------------------------------------------------------------------------
Traditional advertising
(including media)                  199            232               -1.3%
--------------------------------------------------------------------------------
Marketing Services:                203            269               -9.7%
--------------------------------------------------------------------------------
   Marketing Communication         144            196              -10.9%
--------------------------------------------------------------------------------
   Specialty Communication         59            73                -6.7%
--------------------------------------------------------------------------------
TOTAL                              402            501               -5.8%
--------------------------------------------------------------------------------

      II. New Business 1st quarter 2003

The Group's net new business(1) is up 18.6% compared to the first quarter 2002, in a new business environment which is down 20% for the same period. Havas was ranked second by Credit Suisse First Boston(2) in terms of new business wins as a percentage of revenue. During this period Havas won (euro)670 million in net new business billings. This satisfactory performance demonstrates the Group's capacity to

----------
(1) Net New Business reflects annual estimated advertising budgets won minus estimated annual advertising budgets lost.
(2) CSFB Report, Advertising Agencies Q1 New Business Review, published on April 17th 2003 succeed in integrated communications pitches both on a global and local level. The first quarter was significant for the launch of Intel's Centrino and the winning of MCI Corporate and Aventis.

In the first quarter, the other major new business wins were:

Creation: Agilent, Emporio Armani (L'Oreal), Colonial Williamsburg, Accucard

Media: ING, Peugeot / Citroen Portugal, Pronosticos Deportivo, MCI Corporate

Marketing Communication: Upromise, Wanadoo, Leapfrog

Speciality Communication: Bank of Ireland, France Telecom, Tarka (Abbott)

Since the end of the first quarter the Group has won Cap Gemini (on a global basis), Peugeot (China) and Carrefour (Argentina).

The main losses are:

American Legacy (Media), Office Depot US (Media), Microsoft UK (Marketing Services).

      III.  Cost Reduction

Havas continues to focus on cost reduction through various initiatives including:

      >>    On-going "rightsizing" in the agencies
      >>    Simplification of Headquarters structure
      >>    Centralized purchasing of some key goods and services

      IV. Free cash flow

Havas is also continuing to pursue its plan to maximise free cash flow as follows:

      >>    The free cash flow improvement program is currently being extended to all the Group's subsidiaries.
      >>    No acquisition has been carried out since the beginning of the year.
      >>    Capex remains strictly controlled.

      V.    Debt Management

In 2003, the Group has acquired and retired 5,290,000 convertible bonds issued in December 2000, corresponding to a nominal value of (euro)114.3 million. The purchase cost was (euro) 109.6 million. This operation, made possible by some significant market opportunities, is part of an overall Group plan to address the possible reimbursement of its convertible bonds in 2006.

      VI. Outlook 2003

Commenting on these figures, Alain de Pouzilhac, Chairman and CEO of Havas, stated: << The evolution of our revenue for the first quarter 2003 is in line with forecasts, in the geo-political, macro-economic situation that we knew would be uncertain.

We re-affirm our two key objectives for 2003: pursue the improvement of our EBIT ratio compared to last year and continue to improve our free cash flow to reduce our debt. We also continue to reduce our costs.

As for the evolution of our revenue we remain cautiously optimistic for the three remaining quarters. While we do not see any strong signs of a recovery as yet, we do believe that the trend for communications spend will be positive for the rest of the year 2003 >>.

About Havas

Havas (Euronext Paris: HAV.PA; Nasdaq: HAVS) is a global communications group. Headquartered in Paris, Havas has three principal operating divisions: Euro RSCG Worldwide which is headquartered in New York, Arnold Worldwide Partners in Boston, and Media Planning Group in Barcelona. A multicultural and decentralized Group, Havas is present in 75 countries through its networks of agencies located in 47 countries and contractual affiliations with agencies in 28 additional countries. The Group offers a broad range of communications services, including traditional advertising, direct marketing, media planning and buying, corporate communications, sales promotion, design, human resources, sports marketing, multimedia interactive communications and public relations. Havas employs approximately 18,700 people.

Further information about Havas is available on the company's website: www.havas.com

APPENDIX 1

1st quarter Organic Growth

                                                         M(euro)

1. 2002 Q1 REVENUE                                           501

2. FX impact*                                                (61)         -12.2%

                                                       ----------
3. 2002 Q1 Revenue at 2003 rates                             440

4. Impact of companies sold or closed during 2002             (8)

5. Impact of changes in method in 2002                        (7)

6. Impact of acquisitions                                      2

                                                       ----------
7. 2002 Q1 REVENUE at constant currency and scope            427          100.0%

                                                       ----------
8. 2003 Q1 REVENUE                                           402
                                                       ==========

9. Q1 Organic growth (25) -5.8%

* The negative impact of the variation of exchange rates on revenue is (euro) 61 million. Of this, the effect of the

$ fluctuation is about (euro) 42 million,

(pound) fluctuation is about (euro) 8 million

BRL fluctuation is about (euro) 5 million.

EXTRACT OF SLIDES PRESENTED DURING THE CONFERENCE CALL ON 1ST QUARTER 2003 REVENUE ON MAY 13, 2003

                      Quarterly evolution of Organic Growth

                            Q1 2002         -5.5%
                            Q2 2002         -5.2%
                            Q3 2002         -5.9%
                            Q4 2002         -6.7%
                     ---------------------------------------
                            Q1 2003         -5.8%
                     ---------------------------------------

                     Organic Growth Comparative Performance
                     --------------------------------------

                                          Q1 03           Q1 02
                  ----------------------------------------------
                  HAVAS                   -5.8%           -5.5%
                  ----------------------------------------------

                  INTERPUBLIC             -5.4%          -13.8%

                  WPP                        0%           -9.0%

                  OMNICOM                  2.6%            3.7%

                  PUBLICIS                   ?%           -2.2%

Source: companies

                               Net New Business(1)

                     --------------------------------------
                     (euro)670 million of net New Business.
                     +18.7% vs 1st quarter 2002
                     --------------------------------------

            --------------------------------------------------------
                                              Breakdown of estimated
                                                   annual Revenue
                                                   by discipline
            --------------------------------------------------------
            Creative                                    62%
            --------------------------------------------------------
            Media                                        2%
            --------------------------------------------------------
            Marketing Communications                    21%
            --------------------------------------------------------
            Specialist Communications                   15%
            ========================================================
            TOTAL                                      100%
            --------------------------------------------------------
            Havas ranked no 2 par CSFB(2) for the first quarter 2003
            --------------------------------------------------------

(1) Net New Business reflects annual estimated advertising budgets won minus estimated annual advertising budgets lost

(2) CSFB Report, Advertising Agencies Q1 New Business Review, published on April 17th 2003

                           Foreign Exchange - Q1 2003

             ------------------------------------------------------
                                 Average rate vs      % effect on
                                     (euro)             revenue

                                 Q1 02    Q1 03
             ------------------------------------------------------

             ------------------------------------------------------
                 TOTAL                                   -12.2%
             ------------------------------------------------------

             ------------------------------------------------------
                 USD             0,876    1,073          -8.4%
             ------------------------------------------------------
                 GBP             0,615    0,669          -1.6%
             ------------------------------------------------------
                 BRL             2,051     3,77          -0.9%
             ------------------------------------------------------
                 Other currencies                        -1.3%
             ------------------------------------------------------

                       Adjustments for scope and changes
                               in method in 2002

                                        cumulated 2002 revenue ((euro)M)
                                    at end     at end     at end      at end
                                    March       June       Sept      December

Traditional Advertising               233        486        704         972

Marketing Services                    268        543        768       1 015

                                  --------   --------   --------    --------
2002 Revenue                          501      1 029      1 472       1 987

--------------------------------------------------------------------------------
Impact of:
  companies closed or sold,
  change of accounting method         (13)       (11)       (14)        (15)
  and acquisitions
--------------------------------------------------------------------------------

                                  --------   --------   --------    --------
Pro-forma 2002 revenue                488      1 018      1 458       1 972

PRESS RELEASE ISSUED ON JULY 31, 2003

                 o FIRST HALF 2003 REVENUE:(euro)835.6 million

      o     STRATEGIC REORGANIZATION TO CREATE

                                  A "NEW HAVAS"

                  o     To drive growth in revenues
                  o     And significantly improve profitability

Havas (Euronext Paris SA: HAV.PA; Nasdaq: HAVS) has announced a strategic reorganization designed to give it the means to drive its growth in revenues and significantly improve profitability.

The Group's estimated revenue for the first half of 2003 reached (euro)835.6 million, compared to first half 2002 revenue of (euro)1,029.1 million, down 18.80%, due mainly to a 23% increase in the euro relative to the dollar and a 10% decline relative to sterling against first half 2002.

At constant exchange rates, the decline is - 7.8%.

At constant exchange rates and structure, the organic growth is - 6.8%.

Billings, at (euro)5,573 million, decreased in line with revenue.

The market environment continued to be challenging through the second quarter: the deterioration in Europe was not compensated for by the first signs of an upturn in the United States. The lack of visibility continues as a result of the ongoing after-effects of the Iraqi war, the downward revision of economic indicators and advertising spend estimates in Europe, the slowdown in the second quarter in Asia due to SARS and the volatility of consumer confidence indicators in the major countries.

Within this environment, Havas' second quarter 2003 reflected the same trends as the first:

      o A strong deterioration in Europe and in Marketing Services, principally in the United Kingdom.
      o     Continued improvement in traditional advertising in the United
            States.

On the other hand:

      o Latin America, although the activity there remains negative, improved during the second quarter
      o Asia, in the second quarter, remained stable after a first quarter of sustained growth.

Spending of major clients has shown some improvement, demonstrating the value of the Group's strategy to provide integrated communications. Havas also pursued its integration policy by rolling out its Euro RSCG Worldwide "Power of One" strategy.

Significant measures to align the cost structure to revenues have been taken during the first half. The cost of these actions will weigh on profitability in the first half, but significant cost savings should result, starting in the second half, enabling the Group to confirm, before the strategic reorganization, the objective of an improvement in profitability for 2003 compared to 11.1% in 2002.

Throughout the first half, the Group maintained its focus on cost reduction, principally through purchasing centralization, cash generation and debt reduction.

Following the implementation of the strategic reorganization, Havas will adopt appropriate solutions to refinance its debt, bearing in mind the interests of both the Group and its shareholders.

I. ANALYSIS OF ORGANIC GROWTH

               Analysis of first half 2003 by geographical region

--------------------------------------------------------------------------------
                                            Revenue              Organic growth
                     ((euro)million)     1st half 2003           H1-03 vs H1-02
--------------------------------- ----------------------------------------------
Europe                                       418.9                 - 11.1%
--------------------------------- ----------------------------------------------
North America                                361.2                  - 2.3%
--------------------------------- ----------------------------------------------
South America                                 24.1                  - 7.8%
--------------------------------- ----------------------------------------------
Asia-Pacific                                  31.4                  + 5.4%
--------------------------------- ----------------------------------------------
TOTAL                                        835.6                  - 6.8%
--------------------------------- ----------------------------------------------

                    Analysis of first half 2003 by discipline

--------------------------------------------------------------------------------
                                            Revenue              Organic growth
                     ((euro)million)     1st half 2003           H1-03 vs H1-02
--------------------------------------------------------------------------------
Traditional Advertising + Media              420.3                  - 1.8%
--------------------------------------------------------------------------------
Marketing Services                           415.3                 - 11.4%
--------------------------------------------------------------------------------
TOTAL                                        835.6                  - 6.8%
--------------------------------------------------------------------------------

Organic growth in the second quarter was - 7.8%, following organic growth of -5.8%, in the first quarter 2003.

             Analysis of second quarter 2003 by geographical region

--------------------------------------------------------------------------------
                                               Revenue          Organic growth
                     ((euro)million)     2nd quarter 2003      Q2 2003 / Q2 2002
--------------------------------------------------------------------------------
Europe                                          221.5              - 12.6%
--------------------------------------------------------------------------------
North America                                   181.9               - 2.1%
--------------------------------------------------------------------------------
South America                                    13.3               - 5.8%
--------------------------------------------------------------------------------
Asia-Pacific                                     16.9               - 0.6%
--------------------------------------------------------------------------------
TOTAL                                           433.6               - 7.8%
--------------------------------------------------------------------------------

                  Analysis of second quarter 2003 by discipline

--------------------------------------------------------------------------------
                                             Revenue             Organic growth
                     ((euro)million)     2nd quarter 2003      Q2 2003 / Q2 2002
--------------------------------------------------------------------------------
Traditional advertising + media               221.3                 - 2.2%
--------------------------------------------------------------------------------
Marketing Services                            212.3                - 13.0%
--------------------------------------------------------------------------------
TOTAL                                         433.6                 - 7.8%
--------------------------------------------------------------------------------

II. NEW BUSINESS

The Group won (euro)912 million net new business(3) in the first half of 2003, down 5.3% on constant exchange rates. Havas was ranked No3 at end June in the Lehman Brothers(4) new business rankings.

The second quarter benefited from the integrated communications and/or global wins of Amtrak and Cap Gemini, following the Centrino (Intel), MCI Corporate and Aventis budgets in the first quarter.

The main new business wins during the second quarter 2003 were as follows:

1. Creative wins: American Legacy (USA); Vision Express (UK); Pastis 51 (France); Schweizerische Bundesbahn (Switzerland); Koenig Pilsener (Germany); Nutricia (India); Peugeot (China); Carrefour (Argentina)

2. Media wins: Amtrak (USA); Universal Studio (Canada); Daewoo, Barclays, Campari (Spain); Nike (Mexico); Decathlon (France),

3. Marketing Services wins: Intelstat, Promo Edge (USA); LE Group, 02UK (UK), Egypte 2010 (France)

4.    Specialised Communication wins: Central Bank Pacific (USA),
      GlaxosmithKline Corporate (UK)

Main losses during the same period were as follows: Abbey National, Subway, Monster.com, RATP (creative), Nextel (CRM), Atlas (media)

III. STRATEGIC REORGANIZATION

Havas announced today the main outline of a strategic reorganization, aimed at driving growth in revenues and significantly improving profitability.

Commenting on this plan, Alain de Pouzilhac, Chairman and CEO of Havas, stated:

"During the last six months Bob Schmetterer and I have analyzed, on the one hand, the evolution and needs of our clients and of our market and, on the other hand, how to enable Havas to greatly improve the growth of its revenue and profits. We also created four new Executive Committees to enable the Group to improve the quality of its service.

Based on all of this work, we believe that to ensure our future we must position ourselves as an attractive alternative to the choices available to clients today from conventional groups.

----------
(3) Net New Business reflects annual estimated advertising budgets won minus estimated annual advertising budgets lost.
(4)   Lehman Brothers New Business Scorecard June 2003, released 7/7/2003

This alternative is firmly based on client needs on a global basis, which are, principally: the exclusiveness of the relationship, trust, the enormous potential of new media opportunities, innovative, creative ideas, a reduction in costs and an improved return on investment.

This is why we have decided to reorganize Havas with a clear, simple vision which corresponds to those needs.

We want Havas to be a new leader in our market throughout the world by proposing the most innovative communication solutions. This must be reflected in our organization, which must be simplified, rationalized and avoid any duplication.

      1. The Group's global clients will principally be developed by Euro RSCG Worldwide through integrated communications driven by Creative Business Ideas(R).

      2. In the main markets - and only the key markets - a real creative alternative will be offered by Arnold Worldwide Partners.

      3. Finally, Havas - via MPG - will accelerate its worldwide media expertise and focus that expertise on the fully integrated realities of Traditional Media, Marketing Services and Data Driven Interactivity.

This means that all the companies that make up Specialized Services will, according to their fit, be integrated into Euro RSCG or MPG. We will go to great lengths to ensure that this integration is carried out very carefully, taking into account - above all - the interests of both clients and employees within the framework of an integrated communications approach.

Companies that obviously do not represent a strategic advantage for Euro RSCG Worldwide or Media Planning Group will not be able to remain long term in our organization.

To achieve this, Euro RSCG Worldwide will become our single global agency network. Euro RSCG Worldwide will focus on building long term relationships with clients by delivering Creative Business Ideas(R) and business solutions in all key worldwide markets, through a single integrated agency network organized around the "Power of One" strategies that have proved their worth in the United States, in France, in Spain, more recently in Great Britain and in Healthcare worldwide.

Arnold Worldwide Partners will concentrate on different clients and prospects that value above all else creative advertising locally or internationally. This is a different set of clients from Euro RSCG and allows to develop market share. All the companies that are currently within the Arnold group and which do not have this local market positioning will be integrated into Euro RSCG Worldwide.

MPG will continue to provide its media services to its own clients as well as those of Euro RSCG Worldwide and of Arnold Worldwide Partners and will accelerate its program of global expansion. We are committed to growing this business to be a top-five global competitor in the next twelve months.

At the same time the headquarters will be streamlined and re-focused around five principal Group functions:

      o     Creative Reputation
      o     Finance and Legal
      o     Talent Development
      o     Internal and External Communications
      o     Information Technology and Knowledge Management

External Advisory Boards will also be set up in the USA, France and Great
Britain.

This new strategy will enable Havas, in the framework of its organizational structure, to significantly improve our effectiveness while developing:

      o     The quality of our products and service to our clients
      o     Our financial performance through cost reduction
      o     Existing and new client relationships both locally and globally
      o     Our capacity to attract and promote new talents
      o     Value creation for our shareholders
      o     The values inherent to our Group.

All of the details of this reorganization will be communicated to the market on September 18th.

We are embarking on this strategic reorganization with a great sense of confidence, which will enable us to rapidly achieve the new objectives we have set ourselves."

About Havas

Havas (Euronext Paris: HAV.PA; Nasdaq: HAVS) is a global communications group. Headquartered in Paris, Havas has three principal operating divisions: Euro RSCG Worldwide which is headquartered in New York, Arnold Worldwide Partners in Boston, and Media Planning Group in Barcelona. A multicultural and decentralized Group, Havas is present in 75 countries through its networks of agencies located in 47 countries and contractual affiliations with agencies in 28 additional countries. The Group offers a broad range of communications services, including traditional advertising, direct marketing, media planning and buying, corporate communications, sales promotion, design, human resources, sports marketing, multimedia interactive communications and public relations. Havas employs approximately 18,000 people.

Further information about Havas is available on the company's website: www.havas.com

Note: Except where otherwise indicated, EBIT as used in this press release means earnings before interest, taxes and goodwill amortization but after associates and exceptional items.